This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about September 1, 2005

Item 3.	News Release

September 1, 2005 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Bought Deal Financing and Approved Private Placement

TAG Oil Ltd., announces that it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") for the sale, on a bought deal basis, of 9,230,800 common shares ("Common Shares") at a price of $1.30 per Common Share for gross proceeds of approximately $12 million. TAG has also granted Canaccord an option, exercisable at any time up to 72 hours prior to closing, to purchase up to an additional 2,307,700 Common Shares on the same terms and conditions for additional gross proceeds of up to approximately $3 million. In connection with the financing Canaccord will receive a commission and 400,000 broker warrants exercisable at a price of $1.30 for a period of one year from the date of closing.

Item 5.	Full Description of Material Change

Calgary, Alberta – September 1, 2005 --/PRNewswire/-- TAG Oil Ltd. ("TAG" or the "Company"), (TSX-V: TAO and OTCBB: TAGOF), announces that it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") for the sale, on a bought deal basis, of 9,230,800 common shares ("Common Shares") at a price of $1.30 per Common Share for gross proceeds of approximately $12 million. TAG has also granted Canaccord an option, exercisable at any time up to 72 hours prior to closing, to purchase up to an additional 2,307,700 Common Shares on the same terms and conditions for additional gross proceeds of up to approximately $3 million. In connection with the financing Canaccord will receive a commission and 400,000 broker warrants exercisable at a price of $1.30 for a period of one year from the date of closing.

TAG has also approved a non-brokered private placement to accredited investors of up to 2,307,700 Common Shares at a price of $1.30 per Common Share for additional gross proceeds of up to approximately $3 million, if fully subscribed.

Net proceeds of the bought deal financing and the non-brokered private placement will be used to continue the Company’s exploration, drilling and seismic surveys in New Zealand as well as for working capital.

The Common Shares will be eligible for sale in Alberta, British Columbia and Ontario and such other jurisdictions as TAG and Canaccord may agree. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and will not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

The bought deal financing and the non-brokered private placement are subject to the completion of definitive agreements and regulatory approvals, with closing expected to occur on or about September 22, 2005.

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand.

For further information please contact:

Drew Cadenhead
President and Chief Executive Officer
Telephone: (403) 770-1934
Fax: (403) 770-1935

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward oriented information disclosure:

This press release includes certain statements that may be deemed "forward-looking statements". All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings, available at www.sedar.com and the Company’s website at www.tagoil.com.

This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

September 1, 2005

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia